CUSIP No. 949759104                                          Page 41 of 43 Pages



                                                                      EXHIBIT 12

                                  April 9, 2001


VIA OVERNIGHT MAIL
------------------
Mr. Lawrence Kruse
Chairman and CEO
Wells Financial Corp.
53 First Street S.W.
Wells, MN  56097

     Re:  Press Release dated April 6, 2001

Dear Mr. Kruse:

          We were very disturbed to read the press release issued by Wells Financial Corp. ("Wells Financial") last Friday, April 6. We believe that press release contained material false and misleading statements, in violation of federal securities laws.

          We will point out to you a few of the several portions of the press release that we believe are false and misleading. One particularly egregious example is the statement that The PL Capital Group's stockholder proposal "calls for [Wells Financial] to solicit offers for the immediate sale of [Wells Financial]." As you are well aware, our proposal to stockholders calls only for a solicitation of offers to purchase, followed by a rational and open evaluation, not an immediate sale. A second egregious example is your deliberate implication that our stockholder proposal only calls for the solicitation of offers to purchase Wells Financial without commenting on the other aspects of the proposal that Institutional Shareholder Services ("ISS") included in its analysis. A third example is your misleading implication that ISS endorses your repeated false characterizations of our stockholder proposal as a "fire-sale" proposal. A fourth example is the attempt to use quotations by ISS to falsely imply that ISS opposes the nominee of The PL Capital Group for election to the Board of Directors when, in fact, ISS endorsed Mr. Pihlstrom for election to the Board of Directors and recommended that stockholders vote for Mr. Pihlstrom. To this point, ISS specifically called for the voting of our white card and the discarding of Wells Financial's tan card.

          We are currently reviewing our options in response to Wells Financial's false and misleading statements, which may include injunctive relief for violations of SEC Rule 14a-9 and other applicable laws.

                                              Very truly yours,



                                              John W. Palmer,
                                              for The PL Capital Group

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